FREDERICK COUNTY BANCORP, INC.

ANNUAL
REPORT
2003



SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data concerning the Company, and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere herein.

	Years Ended December 31,	
(dollars in thousands, except per share amounts)	**2003**	2002
Summary of Operating Results:		
Total interest income	**$5,502**	$3,147
Total interest expense	**1,479**	1,102
Net interest income	**4,023**	2,045
Provision for loan losses	**420**	521
Net interest income after provision for loan losses	**3,603**	1,524
Security gains	**34**	—
Other noninterest income	**187**	97
Noninterest expenses	**3,394**	3,108
Income (loss) before provision for income taxes	**430**	(1,487)
Provision for income taxes	—	—
Net income (loss)	**430**	(1,487)
Other comprehensive income (loss), net of taxes	**(87)**	100
Comprehensive income (loss)	**$343**	$(1,387)
Per Share Data:		
Basic earnings (loss)	**$0.59**	$(2.50)
Diluted earnings (loss)	**0.58**	(2.50)
Book value at period-end	**17.47**	16.99
Shares outstanding at period-end	**727,576**	727,576
Weighted average shares outstanding:		
Basic	**727,576**	593,968
Diluted	**739,988**	593,968
Other Data (At Year-End):		
Assets	**$130,635**	$101,471
Investments	**16,558**	22,203
Loans	**96,029**	58,269
Deposits	**117,491**	88,409
Shareholders' equity	**12,708**	12,365
Performance Ratios:		
Return (negative return) on average total assets	**0.38%**	(2.21)%
Return (negative return) on average shareholders' equity	**3.45%**	(14.55)%
Average equity to average assets	**11.08%**	15.17%

TABLE OF CONTENTS

To Our Shareholders

On behalf of the employees and directors of Frederick County Bank (the "Bank") and its holding company, Frederick County Bancorp, Inc. (collectively, the "Company"), I take great pride in presenting the first Annual Report of the Company to our shareholders. I am also very pleased to report on the progress the Company has made during its second full year of operation.

The Company was formed on September 30, 2003, through an exchange of shares of Bank common stock for shares of the holding company. The holding company structure has not considerably altered the business of the Bank, but it will enable the Company to provide services and hold investments, which would otherwise not be permissible. The Company's stock trades on the OTC Bulletin Board under the symbol FCBI.

The Company's performance during 2003 was marked by significant achievement. The Company recorded its first operating profit during the first quarter, and remained profitable throughout the year. For the full year, the Company's earnings totaled $430,000 compared to a loss of $1.5 million for 2002, the Company's first full year of operation. Profitability for the fourth quarter of 2003 reached $229,000, continuing an upward quarterly earnings trend that we anticipate will continue through 2004. Although the level of losses incurred prior to 2003 was expected, it does compare unfavorably to the performance of other de novo banks. We attribute our early performance to higher overhead costs associated with a significant investment in staffing. This same investment, however, has enabled the Company to reach its break even earnings level sooner than most new banks.

Total assets as of December 31, 2003 stood at $130.6 million, far exceeding the average asset size of two-year-old de novo banks nationwide. Deposits as of year-end grew to $117.5 million reflecting a 32.9% increase for the year, and loans outstanding increased to $96.0 million, for a 64.8% increase. Our experienced lending staff has worked diligently during the year to build a loan portfolio characterized by strong credit quality, while maintaining a prudent posture with respect to interest rate risk. We believe that one of our main strengths is an ability to generate quality loans in a highly competitive banking environment, and during uncertain economic times. We are also pleased with our deposit growth, particularly in light of our limited branch presence. We believe that our branch and customer support teams deliver an unparalleled level of customer service, and our reputation for friendly, responsive and professional service will ensure continued deposit growth. And, of course, we thank you, our shareholders and customers, for the many new account referrals.

The Company will continue its focus on growth and profitability during 2004. The emphasis will continue to be on quality loan growth, and in providing the highest level of customer service and competitively priced products to our deposit customers. We will also continue to increase our efficiency and maintain tight control over operating expenses. Specific initiatives for the year include the establishment of a residential mortgage origination department, as well as beginning the process of building several new branches. Neither of these initiatives is expected to have a material impact on 2004 revenue or expenses, but rather, should ensure continued growth in future years.

Finally, I want to express my appreciation for your continued support. All of our shareholders made an uncertain investment in a new bank. Together with our employees, you held the belief that community banking could once again become a reality in Frederick County. We thank you for your confidence and pledge our commitment to make Frederick County Bank the best community bank for our shareholders, customers and employees.

Sincerely,

Martin S. Lapera
President and CEO

This section of the report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the Company's beliefs, expectations, anticipations and plans regarding, among other things, general economic trends, interest rates, product expansions and other matters. In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "plans," "estimates," "potential," "continue," "could," "should," and similar words or phrases. These statements are based upon current and anticipated economic conditions, nationally and in the Company's market, interest rates and interest rate policy, competitive factors, and other conditions which by their nature, are not susceptible to accurate forecast, and are subject to significant uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in the Company's market area, the health of the real estate and construction market in the Company's market area, the Company's ability to develop and market new products and to enter new markets, competitive challenges in the Company's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein.

General

On September 30, 2003, the Agreement and Plan of Share Exchange (the "Exchange") between Frederick County Bancorp, Inc. (the "Bancorp") and Frederick County Bank (the "Bank"), dated June 9, 2003, approved at the Special Meeting of Shareholders of the Bank held on September 22, 2003, became effective. Pursuant to the Exchange, each of the outstanding shares of common stock $10.00 par value of the Bank was converted into one share of the common stock $0.01 par value of the Bancorp. As a result of the Exchange, the Bank has become a wholly owned subsidiary of the Bancorp and Bancorp recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of January 1, 2002.

The accompanying consolidated financial statements of Frederick County Bancorp, Inc. and its wholly-owned subsidiary, Frederick County Bank, (collectively, the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented as if the exchange of shares occurred on January 1, 2002. The financial statements for the year ended December 31, 2002 reflect only the operations of the Bank, since the Bancorp had not been formed at that time.

The Bank was incorporated on August 30, 2000, and in 2001 it became engaged in the developmental activities needed to obtain a commercial bank charter in the State of Maryland. The Bank received regulatory approval to commence banking operations on October 18, 2001 and, accordingly, became operational during the year ended December 31, 2001. The Bank provides its customers with various banking services. The Bank offers various loan and deposit products to their customers. The Bank's customers include individuals and commercial enterprises within its principal market area consisting of Frederick County, Maryland.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

The following paragraphs provide an overview of the financial condition and results of operations of the Company. This discussion is intended to assist the readers in their analysis of the accompanying financial statements and notes thereto.

The net income was $430,000 for the year ended December 31, 2003. This was a dramatic improvement compared to the loss recognized of $1.49 million for 2002. The basic and diluted earnings per share for 2003 were $0.59 and $0.58, respectively, as compared to basic and diluted loss per share for 2002 of $2.50. The basic and diluted earnings for 2002 are the same because the inclusion of any common stock equivalents in the calculation would have been antidilutive.

Return (negative return) on average assets and average shareholders' equity are key measures of earnings performance. Return on average assets measures the ability of a bank to utilize its assets in generating income. The Company experienced a return (negative return) on average assets of 0.38% and (2.21)% for the years ended December 31, 2003 and 2002, respectively. Additionally, the Company experienced a return (negative return) on average shareholders' equity of 3.45% and (14.55)% for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company experienced modest asset growth of $29.17 million, or 28.7%, reaching $130.64 million at December 31, 2003, up from $101.47 million at December 31, 2002. Gross loans increased $37.76 million, or 64.8% in 2003, to end the period at $96.03 million. Deposits also grew, and stood at $117.49 million at December 31, 2003, an increase of 32.9% from $88.41 million at December 31, 2002. The investment portfolio decreased by $5.65 million during the year.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The "Comparative Statement Analysis," shows average balances of asset and liability categories, interest income and interest paid, and average yields and rates for the periods indicated.

Net Interest Income

Net interest income is generated from the Company's lending

and investment activities, and is the most significant component of the Company's earnings. Net interest income is the difference between interest and rate-related fee income on earning assets (primarily loans and investment securities) and the interest paid on the funds (primarily deposits) supporting them. While the Company currently relies almost entirely on deposits to fund loans and investments, with minimal short term borrowings, in future periods it may utilize a higher level of short-term borrowings, including borrowings from the Federal Home Loan Bank, federal funds lines with correspondent banks and repurchase agreements, to fund operations, depending on economic conditions, deposit availability and pricing, interest rates and other factors.

The Bank commenced operations on October 18, 2001. Management has been pleased with the Bank's asset growth since it opened. Core deposit relationships are being developed within the local market place, driven by competitive pricing and excellent customer service.

The interest income of $5.50 million in 2003 was $2.36 million higher than the amount recognized in 2002. This dramatic increase in interest income is due to the growth in average earning assets of $44.58 million, or 69.5%, since December 31, 2002. Also positively impacting interest income was the increase in the yield on average earning assets experienced during 2003, which increased to 5.06% from 4.91% in 2002. The increase in yield is attributable to the increase in volume of loans as a percentage of total interest-earning assets, which provide higher rates of return.

The interest expense increased from $1.10 million in 2002 to $1.48 million in 2003 due to the 75.5% increase in volume of average interest-bearing liabilities that increased from $49.33 million in 2002 to $86.58 million in 2003, net of the offset caused by the decline in the average rate paid on these liabilities from 2.23 % to 1.71%.

The declines in each asset category of earning assets and interest bearing liabilities for 2003 from the levels in 2002 reflect the continued impact of the significant rate reductions effected by the Federal Reserve in 2001 and continued into 2002 with the last rate reduction occurring in June 2003.

The Company's net interest margin (net interest income as a percent of average interest-earning assets) was 3.70% and 3.19% and the net interest spread (the spread between yields on average interest-earning assets and rates paid on average interest-bearing liabilities) was 3.35% and 2.68% for the years ended December 31, 2003 and 2002, respectively.

Comparative Statement Analysis

	Years ended December 31,					
	2003			2002		
(dollars in thousands)	*Average daily balance*	*Interest income/ expense*	*Average yield/ rate*	*Average daily balance*	*Interest income/ expense*	*Average yield/ rate*
Assets						
Interest-earning assets:						
Federal funds sold	**$ 7,919**	**$ 81**	**1.02%**	$14,780	$ 258	1.74%
Interest-bearing deposits in other banks	**3,469**	**35**	**1.01%**	2,372	52	2.17%
Investment securities[1]:						
Taxable	**18,198**	**556**	**3.06%**	11,892	512	4.31%
Loans	**79,103**	**4,830**	**6.11%**	35,065	2,325	6.63%
Total interest-earning assets	**108,689**	**5,502**	**5.06%**	64,109	3,147	4.91%
Noninterest-earning assets	**3,888**			3,252		
Total assets	**$112,577**			$67,361		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities						
NOW accounts	**$ 14,883**	**30**	**0.20%**	$ 6,455	15	0.22%
Savings accounts	**2,341**	**15**	**0.64%**	1,379	16	1.18%
Money market accounts	**20,985**	**202**	**0.96%**	12,019	170	1.41%
Certificates of deposit						
$100,000 or more	**22,256**	**552**	**2.48%**	13,563	418	3.08%
Certificates of deposit						
less than $100,000	**26,095**	**680**	**2.61%**	15,475	476	3.08%
Short-term borrowings	**20**	**—**	**1.32%**	434	7	1.54%
Total interest-bearing liabilities	**86,580**	**1,479**	**1.71%**	49,325	1,102	2.23%
Noninterest-bearing deposits	**13,312**			7,686		
Noninterest-bearing liabilities	**207**			128		
Total liabilities	**100,099**			57,139		
Shareholders' equity	**12,478**			10,222		
Total liabilities and shareholders' equity	**$112,577**			$67,361		
Net interest income		**$4,023**			$2,045	
Net interest spread			**3.35%**			2.68%
Net interest margin			**3.70%**			3.19%

[1] Yields on securities available-for-sale have been calculated on the basis of historical cost and do not give effect to changes in the fair value of those securities, which are reflected as a component of shareholders' equity.

[2] Net loan expenses included in interest income totaled $22,000 in 2003 and $20,000 in 2002.

Rate/Volume Analysis

The following table indicates the changes in interest income and interest expense that are attributable to changes in average volume and average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate-volume variance has been allocated entirely to the change in rate.

	2003 compared to 2002		
	Increase (decrease) due to		
(dollars in thousands)	*Volume*	*Rate*[1]	*Net increase (decrease)*
Interest Income			
Interest-earning assets:			
Federal funds sold	$ (120)	$ (57)	$ (177)
Interest-bearing deposits in other banks	24	(41)	(17)
Investment securities:			
Taxable	271	(227)	44
Loans	2,920	(415)	2,505
Total interest income	3,095	(740)	2,355
Interest Expense			
Interest-bearing liabilities:			
NOW accounts	18	(3)	15
Savings accounts	11	(12)	(1)
Money market accounts	127	(95)	32
Certificates of deposit $100,000 or more	268	(134)	134
Certificates of deposit less than $100,000	327	(123)	204
Short-term borrowings	(7)	—	(7)
Total interest expense	744	(367)	377
Net interest income	$2,351	$(373)	$1,978

[1] *The volume/rate variance is allocated entirely to changes in rates.*

Noninterest Income

Noninterest income was $221,000 in 2003 and $97,000 in 2002, attributable primarily to service fees on deposit accounts and ATM interchange fees. Included in the noninterest income for 2003 is $34,000 of securities gains, which were realized, in the first quarter. Due to the decreasing interest rate environment and the corresponding increase in market value of the fixed income securities in the investment portfolio, management decided to sell approximately $2.4 million in securities during the first quarter of 2003 and use the proceeds to aid in the funding of the loan portfolio.

The Company's management is committed to developing and offering innovative, market-driven products and services that will generate additional sources of noninterest income. However, the future results of any of these products or services cannot be predicted at this time.

Noninterest Expenses

Noninterest expenses were $3.39 million in 2003 and $3.11 million in 2002. See Note 11 to the financial statements for a schedule showing a detailed breakdown of the Company's noninterest expenses. The changes in noninterest expenses are principally related to the increase in data processing expenses, which increase as the number and volume of loans and deposit accounts increase, and the additional advertising expense to increase the Bank's name recognition in the local community. Salaries expense in 2003 was $1.89 million, down $88,000 from the salaries expense incurred in 2002. This decrease is primarily the result of the difference in the bonus payments made in 2003 of only $19,000 compared to the $177,000 paid in 2002, which was offset by the increase in salary expense of $70,000, or 3.9%, for employee pay increases in 2003.

Income Taxes

The Company has recorded a 100% deferred tax valuation allowance related to various temporary differences, principally consisting of the provision for loan losses and its net operating loss carryforward, totaling $757,000 and $910,000 as of December 31, 2003 and 2002, respectively. The Company earned $430,000 in 2003, but recorded net losses for 2002 and 2001 in the amounts of $1.49 million and $872,000, respectively. Therefore the Company had net losses of $2.36 million at the start of 2003.

Since the Company has only been in existence since October 18, 2001 and earned $430,000 in 2003, it is management's opinion that it is prudent at this time to reduce the deferred tax valuation allowance only to the extent that income tax benefits are realized. Based on historical performance, the Company feels that since it does not have a proven track record for its earnings potential, it is more likely than not that some portion or all of the deferred tax asset may not be realized.

Market Risk, Liquidity and Interest Rate Sensitivity

Asset/liability management involves the funding and investment strategies necessary to maintain an appropriate balance between interest sensitive assets and liabilities. It also involves providing adequate liquidity while sustaining stable growth in net interest income. Regular review and analysis of deposit and loan trends, cash flows in various categories of loans, and monitoring of interest spread relationships are vital to this process.

The conduct of our banking business requires that we maintain adequate liquidity to meet changes in the composition and volume of assets and liabilities due to seasonal, cyclical or other reasons. Liquidity describes the ability of the Company to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the customers of the Company, as well as for meeting current and future planned expenditures. This liquidity is typically provided by the funds received through customer deposits, investment maturities, loan repayments, borrowings, and income. Management considers the current liquidity position to be adequate to meet the needs of the Company and its customers.

The Company seeks to limit the risks associated with interest rate fluctuations by managing the balance between interest sensitive assets and liabilities. Managing to mitigate interest rate risk is, however, not an exact science. Not only does the interval until repricing of interest rates on assets and liabilities change from day to day as the assets and liabilities change, but for some assets and liabilities, contractual maturity and the actual maturity experienced are not the same. Similarly, NOW and money market accounts, by contract, may be withdrawn in their entirety upon demand and savings deposits may be withdrawn on seven days notice. While these contracts are extremely short, it is the Company's belief that these accounts turn over at the rate of five percent (5%) per year. The Company therefore treats them as having maturities ratably over all periods. If all of the Company's NOW, money market, and savings accounts were treated as repricing in one year or less, the cumulative gap at one year or less would be $(33.66) million.

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of the Company's earning assets and funding sources. An Asset/Liability Committee manages the interest rate sensitivity position in order to maintain an appropriate balance between the maturity and repricing characteristics of assets and liabilities that is consistent with the Company's liquidity analysis, growth, and capital adequacy goals. The Company intends to sell fixed-rate real estate loans in the secondary mortgage market. The Company believes that by selling certain loans rather than retaining them in its portfolio, it is better able to match the maturities or repricing of interest sensitive assets to interest sensitive liabilities. It is the objective of the Asset/Liability Committee to maximize net interest margins during periods of both volatile and stable interest rates, to attain earnings growth, and to maintain sufficient liquidity to satisfy depositors' requirements and meet credit needs of customers.

The following table, "Interest Rate Sensitivity Gap Analysis," summarizes, as of December 31, 2003, the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities, the Company's interest rate sensitivity gap (interest-earning assets less interest-bearing liabilities), the Company's cumulative interest rate sensitivity gap, and the Company's cumulative interest sensitivity gap ratio (cumulative interest rate sensitivity gap divided by total assets). A negative gap for any time period means that more interest-bearing liabilities will reprice or mature during that time period than interest-earning assets. During periods of rising interest rates, a negative gap position would generally decrease earnings, and during periods of declining interest rates, a negative gap position would generally increase earnings. The converse would be true for a positive gap position. Therefore, a positive gap for any time period means that more interest-earning assets will reprice or mature during that time period than interest-bearing liabilities. During periods of rising interest rates, a positive gap position would generally increase earnings, and during periods of declining interest rates, a positive gap position would generally decrease earnings.

INTEREST RATE SENSITIVITY GAP ANALYSIS — DECEMBER 31, 2003

	Expected Repricing or Maturity Date				
(dollars in thousands)	*Within One Year*	*One to Three Years*	*Three to Five Years*	*After Five Years*	*Total*
Assets					
Federal funds sold	$10,355	$ —	$ —	$ —	$10,355
Interest-bearing deposits in other banks	1,575	—	—	—	1,575
Investment securities	1,449	2,507	3,298	8,678	15,932
Loans	31,881	13,975	40,510	9,663	96,029
Total interest-earning assets	45,260	16,482	43,808	18,341	123,891
Liabilities					
Savings and NOW Accounts	963	1,927	1,927	14,451	19,268
Money Market Accounts	1,275	2,549	2,549	19,121	25,494
Certificates of Deposit	34,033	14,317	7,199	—	55,549
Short-term borrowings	120	—	—	—	120
Total interest-bearing liabilities	36,391	18,793	11,675	33,572	100,431
Interest rate sensitivity gap	$ 8,869	$(2,311)	$32,133	$(15,231)	$23,460
Cumulative interest rate sensitivity gap	$ 8,869	$6,558	$38,691	$ 23,460	
Cumulative gap ratio as a percentage of total assets	6.79%	5.02%	29.62%	17.96%	

INVESTMENT PORTFOLIO

The investment portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for secured public funds, repurchase agreements and other short-term borrowings. Management has historically emphasized investments with a duration of five years or less to provide greater flexibility in managing the balance sheet in changing interest rate environments. At December 31, 2003, U.S. Treasury and other U.S. government agencies and corporations had a duration of 2.85 years, while the mortgage-backed debt securities had a duration of 4.27 years giving the total investment portfolio a duration of 4.18 years. The average yield on the portfolio was 3.06% in 2003 and 4.31% in 2002. The decline in the average yield on the investment portfolio reflects the general decline in market interest rates during 2002, which persisted in 2003. At December 31, 2003, the Company classified all of its investment securities as available for sale.

The Company had no investments that were obligations of the issuer, or payable from or secured by a source of revenue or taxing authority of the issuer, whose aggregate book value exceeded 10% of shareholders' equity at December 31, 2003.

The following table sets forth certain information regarding the Company's investment portfolio at the dates indicated.

Available-for-Sale Portfolio

	December 31,					
	2003			2002		
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Average Yield	Amortized Cost	Estimated Fair Value	Average Yield
U.S. Treasury and other U.S. government agencies and corporations:						
Due after one year through five years	$ 1,000	$ 984	2.21%	$ 3,497	$ 3,526	3.92%
Mortgage-backed debt securities	14,911	14,948	3.73%	18,114	18,248	4.06%
	$15,911	$15,932	3.63%	$21,611	$21,774	4.03%

LOAN PORTFOLIO

The Company makes real estate mortgage, commercial and industrial, and consumer loans. The real estate mortgage loans are generally secured by the property and have a maximum loan to value ratio of 75% and generally a term of one to five years. The commercial and industrial loans consist of secured and unsecured loans. The unsecured commercial loans are made based on the financial strength of the borrower and usually require personal guarantees from the principals of the business. The collateral for the secured commercial loans may be equipment, accounts receivable, marketable securities or deposits in the Bank. These loans typically have a maximum loan to value ratio of 75% and a term of one to five years. The consumer loan category consists of secured and unsecured loans. The unsecured consumer loans are made based on the financial strength of the individual borrower. The collateral for secured consumer loans may be marketable securities, automobiles, recreational vehicles or deposits in the Bank. The usual term for these loans is three to five years.

The following table sets forth the distribution of the Company's loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

Loan Portfolio Distribution

	December 31,			
(dollars in thousands)	2003		2002	
Real estate — construction and land development	$10,741	11%	$ 6,132	10%
Real estate — mortgage loans				
Secured by 1 to 4 family residential properties	18,349	19%	8,721	15%
Secured by multi-family (5 or more) residential properties	—	—	194	—
Secured by commercial properties	43,726	46%	27,146	47%
Secured by farm land	1,139	1%	1,108	2%
Total real estate — mortgage loans	63,214	66%	37,169	64%
Loans to farmers	775	1%	790	1%
Commercial and industrial loans	19,290	20%	12,715	22%
Loans to individuals for household, family and other personal expenditures	2,009	2%	1,463	3%
	96,029	100%	58,269	100%
Less allowance for loan losses	(985)		(613)	
	$95,044		$57,656	

As of December 31, 2003, the real estate loan portfolio constituted 78% of the total loan portfolio. While this exceeds the 10% threshold for determining a concentration of credit risk, we do not consider this to be a concentration with adverse risk characteristics given the diversity of borrowers within the real estate portfolio and other sources of repayment. An industry for this purpose is defined as a group of counterparties that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Maturity and Interest Rate Sensitivity of Loans – December 31, 2003

The following table presents the maturities or repricing periods of loans outstanding at December 31, 2003.

	Maturing in						
	One year or less		After 1 thru 5 years		After 5 years		
(dollars in thousands)	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total
Real estate-construction	$1,764	$ 4,597	$ 3,979	$—	$ 401	$—	$10,741
Real estate-mortgage	2,035	10,832	42,550	—	7,797	—	63,214
Loans to farmers	—	—	—	—	775	—	775
Commercial and industrial	1,301	10,589	7,138	—	262	—	19,290
Loans to individuals for household, family and other personal expenditures	591	173	817	—	428	—	2,009
Total	$5,691	$26,191	$54,484	$—	$9,663	$—	$96,029

ALLOWANCE FOR LOAN LOSSES

The Company makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The provision for loan losses is determined based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the Company's loan portfolio. The Company's provision for loan losses in 2003 and 2002 was $420,000 and $521,000, respectively. At December 31, 2003, the allowance for loan losses was $985,000. The decline in the provision for loan losses in 2003 as compared to 2002 is primarily the result of the lower level of loans originated during 2003.

The Company generates a quarterly analysis of the allowance for loan losses, with the objective of quantifying portfolio risk into a dollar figure of inherent losses, thereby translating the subjective risk value into an objective number. The determination of the allowance for loan losses is based on eight qualitative factors and one quantitative factor for each category and type of loan along with any specific allowance for adversely classified loans within each category. Each factor is assigned a percentage weight and that total weight is applied to each loan category. Factors are different for each category. Qualitative factors include: levels and trends in delinquencies and nonaccruals; trends in volumes and terms of loans; effects of any changes in lending policies, the experience, ability and depth of management; national and local economic trends and conditions; concentrations of credit; quality of the Company's loan review system; and regulatory requirements. The total allowance required thus changes as the percentage weight assigned to each factor is increased or decreased due to the particular circumstances, as the various types and categories of loans change as a percentage of total loans and as specific allowances are required due to increases in adversely classified loans. See Note 1 to the Financial Statements for the year ended December 31, 2003 for additional information regarding the determination of the provision and allowance for loan losses.

The Company follows the guidance of Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies and SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. SFAS No. 5 requires that losses be accrued when they are probable of occurring and estimatable. SFAS No. 114 requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

SFAS No. 114 excludes smaller balance and homogeneous loans from impairment reporting. Therefore, the Company has designated consumer and residential mortgage loans to be excluded for this purpose. From the remaining loan portfolio, loans rated as doubtful, or worse, classified as nonaccrual, and troubled debt restructurings may be evaluated for impairment. Loans are evaluated for nonaccrual status when principal or interest is delinquent for 90 days or more and are placed on nonaccrual status when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Up to this point, slow payment on a loan is considered, by the Company, to only be a minimum delay.

Management believes that the allowance for loan losses is adequate. There can be no assurance, however, that adjustments to the provision for loan losses will not be required in the future. Changes in the economic assumptions underlying management's estimates and judgments; adverse developments in the economy, on a national basis or in the Company's market area; or changes in the circumstances of particular borrowers are criteria that could change and make adjustments to the provision for loan losses necessary.

There were no interest-bearing assets at December 31, 2003 classifiable as non-accrual, past due, restructured or problem assets, and no loans which were currently performing in accordance with their terms, but as to which information known to management caused it to have serious doubts about the ability of the borrower to comply with the loan as currently written.

Allowance for Loan Losses

	December 31,	
(dollars in thousands)	**2003**	2002
Average total loans outstanding during year	**$79,103**	$35,065
Balance at beginning of year	**$ 613**	$ 94
Provision charged to operating expenses	**420**	521
Recoveries of loans previously charged-off	**2**	—
	1,035	615
Loans charged-off (consumer)	**(50)**	(2)
Balance at end of year	**$ 985**	$613
Ratios of net charge-offs to average loans	**.06%**	.01%

The allocation of the allowance, presented in the following table, is based primarily on the factors discussed above in evaluating the adequacy of the allowance as a whole. Since all of those factors are subject to change, the allocation is not necessarily indicative of the category of future loan losses, and does not restrict the use of the allowance to absorb losses in any category.

Allocation of Allowance for Loan Losses

(dollars in thousands)	2003	% of Loans	2002	% of Loans
	December 31,			
Real estate-construction	$ 55	11%	$ 32	10%
Real estate-mortgage	578	66%	421	64%
Commercial and industrial loans	300	21%	144	23%
Loans to individuals for household, family, and other personal expenditures	52	2%	16	3%
	$985	100%	$613	100%

DEPOSITS

The principal sources of funds for the Company are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit) from the Company's market area. The Company's deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide the Company with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable low-cost source of funding.

The Company has a substantial amount of certificates of deposit in denominations of $100,000 or more from the local community. None of these funds were obtained from a broker and the rates paid are based on the local competition. Therefore, these funds are considered to be core deposits.

The following tables provide a summary of the Company's deposit base at the dates indicated and the maturity distribution of certificates of deposit of $100,000 or more as of December 31, 2003.

Average Deposits and Average Rate

December 31,	2003		2002	
(dollars in thousands)	Average Daily Balance	Average Rate	Average Daily Balance	Average Rate
Noninterest-bearing demand deposits	$13,312	—%	$ 7,686	—%
Interest-bearing demand deposits:				
NOW accounts	14,883	0.20%	6,455	0.22%
Money market accounts	20,985	0.96%	12,019	1.41%
Savings accounts	2,341	0.64%	1,379	1.18%
Certificates of deposit:				
$100,000 or more	22,256	2.48%	13,563	3.08%
Less than $100,000	26,095	2.61%	15,475	3.08%
Total average deposits	$99,872	1.48%	$56,577	1.93%

Maturities of Certificates of Deposit — $100,000 or More

December 31, (dollars in thousands)	2003
Maturing in:	
3 months or less	$ 6,433
Over 3 months through 6 months	5,508
Over 6 months through 12 months	7,778
Over 12 months	8,520
	$28,239

SHORT-TERM BORROWINGS

For liquidity purposes and for customer convenience, the Company also utilizes short-term borrowings, principally securities sold under agreements to repurchase, and has lines to purchase overnight funds from correspondent banks. The following tables set forth certain information regarding the Company's short-term borrowings at the dates indicated.

Securities Sold Under Agreements to Repurchase[1]

(dollars in thousands)	2003	2002
Total outstanding at year-end	$—	$200
Average amount outstanding during the year	$13	$434
Maximum amount outstanding at any month-end	$—	$1,200
Weighted-average interest rate at year-end	—%	1.60%
Weighted-average interest rate during the year	1.32%	1.54%

[1] Includes securities sold under agreements to repurchase with various counterparties. Repurchase agreements mature primarily within 60 days and are collateralized with certain debt securities.

Other Short-Term Borrowings

(dollars in thousands)	*2003*	*2002*
Total outstanding at year-end	**$120**	$—
Average amount outstanding during the year	**$7**	$—
Maximum amount outstanding at any month-end	**$120**	$—
Weighted-average interest rate at year-end	**4.00%**	—%
Weighted-average interest rate during the year	**—%**	—%

Capital Resources

In the fourth quarter of 2001, the Bank completed its offering of common stock, raising an aggregate of $9.44 million net of expenses of the offering. During the third quarter of 2002, the Bank completed the sale of 250,750 shares of common stock in a secondary stock offering, raising an additional $5.17 million, net of expenses of the offering. The ability of the Company to grow is dependent on the availability of capital with which to meet regulatory requirements, discussed below, and to absorb initial operating losses. To the extent the Company is successful it may need to acquire additional capital through the sale of additional common stock, other qualifying equity instruments or subordinated debt. There can be no assurance that additional capital will be available to the Company on a timely basis or on attractive terms.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). In addition, since the Bank is a new financial institution, it is required by the Federal Reserve Bank to maintain a 9.0% Tier 1 capital to average asset ratio (leverage ratio) until October 2004. Management believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2003. See Note 12 to the consolidated financial statements for a table depicting compliance with regulatory capital requirements.

As of December 31, 2003, the most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table in Note 12. There are no conditions or events since that notification which management believes have changed the Bank's category.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of a bank's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes are directly related to price level indices; therefore, the Company can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.

Off-Balance Sheet Arrangements

With the exception of the Company's obligations in connection with its irrevocable letters of credit, and loan commitments, and the related party lease arrangement that is currently being evaluated to determine if it is a variable interest entity requiring consolidation on March 31, 2004 under FIN 46, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see Note 1: Nature of operations and significant accounting policies — Recent accounting pronouncements, Note 14: Transactions with Related Parties — Lease agreement and Note 15: Commitment and Contingencies — Financial instruments of the Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	December 31, 2003	2002
Assets		
Cash and due from banks	**$ 5,619**	$ 4,834
Federal funds sold	**10,355**	13,557
Interest-bearing deposits in other banks	**1,575**	1,557
Cash and cash equivalents	**17,549**	19,948
Investment securities available for sale-at fair value	**15,932**	21,774
Restricted stock	**626**	429
Loans	**96,029**	58,269
Less: Allowance for loan losses	**(985)**	(613)
Net loans	**95,044**	57,656
Bank premises and equipment	**936**	1,098
Other assets	**548**	566
Total assets	**$130,635**	$101,471
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing deposits	**$ 17,180**	$ 11,556
Interest-bearing deposits	**100,311**	76,853
Total deposits	**117,491**	88,409
Short-term borrowings	**120**	200
Accrued interest and other liabilities	**316**	497
Total liabilities	**117,927**	89,106
Commitments and Contingencies (Notes 8 and 15)		
Shareholders' Equity		
Common stock, per share par value $0.01; 2,000,000 shares authorized; 727,576 shares issued and outstanding	**7**	7
Additional paid-in capital	**14,617**	14,617
Retained earnings (deficit)	**(1,929)**	(2,359)
Accumulated other comprehensive income	**13**	100
Total shareholders' equity	**12,708**	12,365
Total liabilities and shareholders' equity	**$130,635**	$101,471

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)	Years Ended December 31, 2003	2002
Interest income:		
Interest and fees on loans	**$4,830**	$2,325
Interest and dividends on investment securities:		
Taxable	**527**	494
Dividends	**29**	18
Interest on federal funds sold	**81**	258
Other interest income	**35**	52
Total interest income	**5,502**	3,147
Interest expense:		
Interest on deposits	**1,479**	1,095
Interest on other short-term borrowings	**—**	7
Total interest expense	**1,479**	1,102
Net interest income	**4,023**	2,045
Provision for loan losses	**420**	521
Net interest income after provision for loan losses	**3,603**	1,524
Noninterest income:		
Securities gains	**34**	—
Service fees	**107**	49
Other operating income	**80**	48
Total noninterest income	**221**	97
Noninterest expenses:		
Salaries and employee benefits	**2,034**	2,063
Occupancy and equipment expenses	**622**	515
Other operating expenses	**738**	530
Total noninterest expenses	**3,394**	3,108
Income (loss) before provision for income taxes	**430**	(1,487)
Provision for income taxes	**—**	—
Net income (loss)	**$ 430**	$(1,487)
Basic earnings (loss) per share	**$0.59**	$(2.50)
Diluted earnings (loss) per share	**$0.58**	$(2.50)
Basic weighted average number of shares outstanding	**727,576**	593,968
Diluted weighted average number of shares outstanding	**739,988**	593,968

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 2003 and 2002					
(dollars in thousands)	*Shares Outstanding*	*Common Stock*	*Additional Paid-in Capital*	*Retained Earnings (Deficit)*	*Accumulated Other Comprehensive Income*	*Total Shareholders' Equity*
Balance, December 31, 2001	476,826	$5	$ 9,439	$ (872)	$ —	$ 8,572
Comprehensive income (loss):						
Net loss				(1,487)		(1,487)
Changes in net unrealized gains (losses) on securities available for sale, net of income tax effects					100	100
Total comprehensive income (loss)						(1,387)
Issuance of common stock (Net of expenses of $29)	250,750	2	5,178			5,180
Balance, December 31, 2002	727,576	$7	14,617	$(2,359)	$100	$12,365
Comprehensive income:						
Net income				430		430
Changes in net unrealized gains (losses) on securities available for sale, net of reclassification adjustment and income tax effects					(87)	(87)
Total comprehensive income						343
Balance, December 31, 2003	727,576	$7	$14,617	$(1,929)	$ 13	$12,708

See Notes to Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years Ended December 31, 2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 430	$(1,487)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	183	171
Provision for loan losses	420	521
Securities gains	(34)	—
Net premium amortization on investment securities	276	96
Decrease (increase) in other assets	19	(507)
Increase (decrease) in accrued interest and other liabilities	(128)	302
Net cash provided by (used in) operating activities	1,166	(904)
Cash flows from investing activities:		
Purchases of investment securities available for sale	(11,273)	(24,794)
Proceeds from sales of investment securities available for sale	2,382	—
Proceeds from maturities of investment securities available for sale	14,350	3,337
Purchases of restricted stock	(197)	(187)
Net increase in loans	(37,808)	(47,761)
Purchases of bank premises and equipment	(21)	(359)
Net cash used in investing activities	(32,567)	(69,764)
Cash flows from financing activities:		
Net increase in NOW, money market accounts, savings accounts and noninterest-bearing deposits	14,346	37,334
Net increase in time deposits	14,736	30,890
Net increase (decrease) in short-term borrowings	(80)	200
Proceeds from issuance of common stock	—	5,180
Net cash provided by financing activities	29,002	73,604
Net increase (decrease) in cash and cash equivalents	(2,399)	2,936
Cash and cash equivalents – beginning of year	19,948	17,012
Cash and cash equivalents – end of year	$17,549	$19,948
Supplemental cash flow disclosure:		
Interest paid	$1,484	$1,056

See Notes to Consolidated Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Nature of operations and significant accounting policies:

On September 30, 2003, the Agreement and Plan of Share Exchange (the "Exchange") between Frederick County Bancorp, Inc. ("Bancorp") and Frederick County Bank (the "Bank"), dated June 9, 2003, approved at the Special Meeting of Shareholders of the Bank held on September 22, 2003, became effective. Pursuant to the Exchange, each of the outstanding shares of common stock $10.00 par value of the Bank was converted into one share of the common stock $0.01 par value of Bancorp. As a result of the Exchange, the Bank has become a wholly owned subsidiary of Bancorp and Bancorp recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of January 1, 2002. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented as if the exchange of shares occurred on January 1, 2002. The financial statements for the year ended December 31, 2002 reflect only the operations of the Bank, since Bancorp had not been formed at that time.

The Bank was incorporated on August 30, 2000 and in 2001, became engaged in the developmental activities needed to obtain a commercial bank charter in the State of Maryland. The Bank received regulatory approval to commence banking operation on October 18, 2001 and, accordingly, became operational during the year ended December 31, 2001. The Bank provides its customers with various banking services. The Bank offers various loan and deposit products to its customers. The Bank's customers include individuals and commercial enterprises within its principal market area consisting of Frederick County, Maryland. Additionally, the Bank maintains correspondent banking relationships and transacts daily federal funds sales on an unsecured basis with regional correspondent banks.

The accounting and reporting policies and practices of Bancorp and its subsidiary, the Bank (collectively, the "Company") conform with accounting principles generally accepted in the United States of America. The following is a summary of the Company's significant accounting policies:

Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive income:

Comprehensive income, as defined by Statement of Financial Accounting Standards ("SFAS") No. 130, is the change in equity of a business enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In addition to the Company's net income (loss), change in equity components under comprehensive income (loss) reporting include the net change in unrealized gain or loss on securities available-for-sale.

Presentation of cash flows:

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing) with an original maturity of 90 days or less, and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment securities:

Securities classified as held-to-maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed using the interest method, over their contractual lives.

Securities classified as available-for-sale are equity securities with readily determinable fair values and those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movement in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. These securities are carried at estimated fair value with any unrealized gains or losses reported in shareholders' equity, net of the related deferred tax effect.

Dividend and interest income, including amortization of premium and accretion of discount arising at acquisition, from all categories of investment securities are included in interest income in the statements of operations.

Gains and losses realized on sales of investment securities, determined using the adjusted cost basis of the specific securities sold, are included in noninterest income in the statements of operations. Additionally, declines in the estimated fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and allowance for loan losses:

Loans are carried at the amount of unpaid principal, adjusted for deferred loan fees and origination costs. Interest on loans is accrued based on the principal amounts outstanding. When principal or interest is delinquent for ninety days or more the Company evaluates the loan for non-accrual status. After a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Consistent with the Company's policy for impaired loans, interest receipts on non-accrual loans are recognized as interest income unless ultimate collectability of the loan is in doubt. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized until the principal balance has been collected.

Nonrefundable loan fees and related direct costs are deferred and the net amount is amortized to income as a yield adjustment over the life of the loan using the interest method.

The allowance for loan losses is an estimate of the losses that are inherent in the loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, *Accounting for Contingencies*, which requires that losses be accrued when they are probable of occurring and estimatable and (ii) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, which requires that losses be accrued based on the differences between the loan balance and either the value of collateral, or the present value of future cash flows, or the loan's value as observable in the secondary market. The provision for loan losses included in the statements of operations serve to maintain the allowance at a level management considers adequate.

The Company's allowance for loan losses has three basic components: the specific allowance, the formula allowance and the pooled allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. As a result of the uncertainties inherent in the estimation process management's estimate of loan losses and the related allowance could change in the near term.

The specific allowance component is used to individually allocate an allowance for loans identified for impairment testing. When impairment is identified, a specific reserve may be established based on the Company's calculation of the estimated loss embedded in the individual loan. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment.

The formula allowance component is used for estimating the loss on internally risk rated loans exclusive of those identified for impairment testing. The loans meeting the Company's internal criteria for classification, such as special mention, substandard, doubtful and loss, as well as, impaired loans are segregated from performing loans within the portfolio. These internally classified loans are then grouped by loan type (commercial, commercial real estate, commercial construction, residential real estate, residential construction or installment). Each loan type is assigned an allowance factor based on management's estimate of the associated risk, complexity and size of the individual loans within the particular loan category. Classified loans are assigned a higher allowance factor than non-classified loans due to management's concerns regarding collectability or management's knowledge of particular elements surrounding the borrower. Allowance factors increase with the worsening of the internal risk rating.

The pooled formula component is used to estimate the losses inherent in the pools of non-classified loans. These loans are then also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors (i.e. competition and regulatory requirements). The allowance factors assigned differ by loan type.

Allowance factors and overall size of the allowance may change from period to period based on management's assessment of the above-described factors and the relative weights given to each factor.

Bank premises and equipment:

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation is computed using straight-line and accelerated methods based on the estimated useful lives of the assets, which range from 5 to 10 years for bank equipment. Leasehold improvements are amortized over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements, which extend the life of an asset, are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of properties and equipment are reflected in the statements of operations. Expenditures for repairs and maintenance are charged to operating expenses as incurred.

Employee stock option plan:

On April 10, 2002, the shareholders approved the stock-based compensation plan, which is described more fully in Note 9. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in SFAS No. 123, *Accounting for Stock-Based Compensation*):

	Years Ended December 31,	
(dollars in thousands, except per share amounts)	2003	2002
Net income (loss):		
As reported	**$430**	$(1,487)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(57)**	(43)
Pro forma net income (loss)	**$373**	$(1,530)
Basic earnings (loss) per share:		
As reported	**$0.59**	$(2.50)
Pro forma	**$0.51**	$(2.58)
Diluted earnings (loss) per share:		
As reported	**$0.58**	$(2.50)
Pro forma	**$0.50**	$(2.58)

Income taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. In addition, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Per share amounts:

Earnings (loss) per share ("EPS") are disclosed as basic and diluted. Basic EPS is generally computed by dividing net income by the weighted-average number of common shares outstanding for the period, whereas diluted EPS essentially reflects the potential dilution in basic EPS that could occur if other contracts to issue common stock were exercised. The basic and diluted loss per share for 2002 are the same because the inclusion of any common stock equivalents would have been antidilutive.

	Years Ended December 31,	
(dollars in thousands, except per share amounts)	2003	2002
Net income (loss)	**$430**	$(1,487)
Basic earnings (loss) per share	**$0.59**	$(2.50)
Diluted earnings (loss) per share	**$0.58**	$(2.50)
Basic weighted average number of shares outstanding	**727,576**	593,968
Effect of dilutive securities — stock options	**12,412**	—
Diluted weighted average number of shares outstanding	**739,988**	593,968

Fair value of financial instruments:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. When no market exists for the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include depositor relationships, deferred tax assets, and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. As a result, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2003, has not had a significant effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), which explains identification of variable interest entities and the assessment of whether to consolidate these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. The Company is evaluating its relationship under the related party lease agreement, described in Note 14, to determine if a variable interest entity exists that could potentially require consolidation in the first quarter of 2004.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. There was no material impact on the Company's financial condition or results of operations upon adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both a liability and equity. It requires that an issuer classify certain financial instruments as a liability, although the financial instrument may previously have been classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. There was no material impact on the Company's financial condition or results of operations upon adoption of this Statement.

NOTE 2. Compensating Balances:

Compensating balance arrangements exist with various c orrespondent banks. These noninterest-bearing deposits are maintained in lieu of cash payments for standard bank services. The required balances amounted to $20,000 and $10,000 at December 31, 2003 and 2002, respectively. In addition, for the reserve maintenance period in effect at December 31, 2003 and 2002, the Company was required to maintain balances of $762,000 and $292,000, respectively, with the Federal Reserve Bank.

NOTE 3. Investments:

The amortized cost and estimated fair value of securities classified as available for sale at December 31, 2003 and 2002, are as follows:

December 31, 2003

(dollars in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
U.S. Treasury and other U.S. government agencies and corporations:				
Due after one year through five years	$ 1,000	$—	$16	$ 984
Mortgage-backed debt securities	14,911	89	52	14,948
	$15,911	$89	$68	$15,932

December 31, 2003

	Continuous unrealized losses existing for less than 12 months		*Continuous unrealized losses existing for 12 months and greater*		*Total*	
(dollars in thousands)	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*
U.S. Treasury and other U.S. government agencies and corporations	$ 984	$16	$ —	$—	$ 984	$16
Mortgage-backed debt securities	4,939	49	367	3	5,306	52
Total temporarily impaired securities	$5,923	$65	$367	$ 3	$6,290	$68

The unrealized losses reflected in the preceding table are considered temporary as the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value.

December 31, 2002

(dollars in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
U.S. Treasury and other U.S. government agencies and corporations:				
Due after one year through five years	$3,497	$ 29	$—	$3,526
Mortgage-backed debt securities	18,114	143	9	18,248
	$21,611	$172	$ 9	$21,774

Included in the investment portfolio at December 31, 2003 and 2002 are securities carried at $8,152,000 and $215,000, respectively, which are pledged to secure repurchase agreements and for other purposes as required and permitted by law.

Gross gains of $34,000 and no gross losses were realized during 2003 from sales of investment securities available for sale. No sales occurred during 2002.

NOTE 4. Loans and Allowance for Loan Losses:

Loans consist of the following at December 31, 2003 and 2002:

(dollars in thousands)	2003	2002
Real estate loans:		
Construction and land development	$ 10,741	$ 6,132
Mortgage loans:		
Secured by 1 to 4 family residential properties	18,349	8,721
Secured by multi-family (5 or more) residential properties	—	194
Secured by commercial properties	43,726	27,146
Secured by farm land	1,139	1,108
Total mortgage loans	63,214	37,169
Loans to farmers	775	790
Commercial and industrial loans	19,290	12,715
Loans to individuals for household, family and other personal expenditures	2,009	1,463
Total loans	96,029	58,269
Less allowance for credit losses	(985)	(613)
Net loans	$95,044	$57,656

Transactions in the allowance for loan losses for the years ended December 31, 2003 and 2002, are summarized as follows:

(dollars in thousands)	2003	2002
Balance at beginning of year	$ 613	$ 94
Provision charged to operating expenses	420	521
Recoveries of loans previously charged-off	2	—
	1,035	615
Loans charged-off	(50)	(2)
Balance at end of year	$ 985	$613

NOTE 5. Bank Premises and Equipment:

Bank premises and equipment consisted of the following at December 31, 2003 and 2002:

(dollars in thousands)	2003	2002
Land	$ 292	$ 292
Furniture and equipment	702	689
Leasehold improvements	329	322
	1,323	1,303
Less accumulated depreciation and amortization	(387)	(205)
	$ 936	$1,098

Depreciation and amortization charged to operations amounted to $183,000 in 2003 and $171,000 in 2002.

NOTE 6. Deposits:

Certificates of deposit and other time deposits issued in denominations of $100,000 or more totaled $28,239,000 and $17,254,000 at December 31, 2003 and 2002, respectively, and are included in interest-bearing deposits in the balance sheet.

At December 31, 2003, the maturity distribution of certificates of deposit are as follows:

(dollars in thousands) *Maturing in:*	*Certificates of Deposit*
2004	$34,034
2005	13,165
2006	1,152
2007	3,073
2008	4,125
	$55,549

Interest on deposits for the years ended December 31, 2003 and 2002 consists of the following:

(dollars in thousands)	2003	2002
NOW accounts	$ 30	$ 15
Savings accounts	15	16
Money market accounts	202	170
Certificates of deposit $100,000 and over	552	418
Certificates of deposit under $100,000	680	476
	$1,479	$1,095

NOTE 7. Short-Term Borrowings:

During 2003 and 2002, the Company entered into sales of securities under agreements to repurchase the same securities, which generally mature within one to ninety days from the transaction date.

Selected information on short-term borrowings is as follows:

Securities Sold Under Agreements to Repurchase

(dollars in thousands)	2003	2002
Total outstanding at year-end	$—	$ 200
Average amount outstanding during year	$13	$ 434
Maximum amount outstanding at any month-end	$—	$1,200
Weighted-average interest rate at year-end	—%	1.60%
Weighted-average interest rate for the year	1.32%	1.54%

Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having aggregate carrying values of $215,000 at December 31, 2002.

Other Short-Term Borrowings

(dollars in thousands)	2003	2002
Total outstanding at year-end	$120	$—
Average amount outstanding during the year	$7	$—
Maximum amount outstanding at any month-end	$120	$—
Weighted-average interest rate at year-end	4.00%	—%
Weighted-average interest rate for the year	—%	—%

The other short-term borrowings consist of $120,000 in advances under an unsecured line of credit from an unaffiliated financial institution that matured January 29, 2003. Subsequent to December 31, 2003, the Company negotiated an unsecured loan in the amount $350,000 with a variable interest rate, which is tied to prime, and matures on January 27, 2006. The Company's unused lines of credit for short-term borrowings totaled $8,130,000 at December 31, 2003.

NOTE 8. Leasing Arrangements:

The Company leases branch and administrative office facilities under noncancelable operating lease arrangements whose original maturity dates extend to July 2008. These leases contain options, which enable the Company to renew the leases at fair rental value for periods of 10 to 15 years. In addition to minimum rentals, certain leases have escalation clauses based upon various price indices and include provisions for additional payments to cover taxes, insurance and maintenance. See Note 14 for a discussion of the terms of a lease agreement with related parties. The total minimum rental commitment, including renewal periods under these leases at December 31, 2003 is outlined below:

Years Ending December 31	*Total*
2004	$ 169
2005	175
2006	181
2007	188
2008	194
Later years	1,342
	$2,249

Rent expense included in occupancy expenses amounted to $198,000 in 2003 and $177,000 for 2002.

NOTE 9. Employee Benefit Plans:

401(k) profit sharing plan:

The Company has a Section 401(k) profit sharing plan covering employees meeting certain eligibility requirements as to minimum age and years of service. Employees may make voluntary contributions to the Plan through payroll deductions on a pretax basis. The Company makes discretionary contributions to the Plan based on the Company's earnings. The Company's contributions are subject to a vesting schedule (20 percent per year) requiring the completion of five years of service with the Company, before these benefits are fully vested. A participant's account under the Plan, together with investment earnings thereon, is normally distributable, following retirement, death, disability or other termination of employment, in a single lump-sum payment.

The Company made a contribution to the Plan in the amount of $32,000 in 2003 and no contribution in 2002.

Deferred Compensation Plan:

On January 28, 2002, the Board of Directors of the Bank approved the Frederick County Bank Executive and Director Deferred Compensation Plan (the "Plan"). The Plan is effective January 1, 2002 for certain executive employees and directors of the Bank. The purpose of the Plan is to (1) allow participants an opportunity to elect to defer the receipt of compensation ("Participant Compensation Deferral"), and (2) provide a vehicle for the Bank to credit amounts on a tax deferred basis for employee participants ("Employer Contribution Credit"). The Employer Contribution Credits are subject to various vesting restrictions and are available solely to Plan participants who are employees of the Bank. The Plan is intended to be a "top hat" plan under various provisions of the Employee Retirement Income Security Act of 1974, as amended.

Each Plan participant's account will be adjusted for credited interest or increases or decreases in the realizable net asset value, as applicable, of the designated deemed Plan investments. Benefit payments under the Plan, which in the aggregate equal the participant's vested account balance, will be paid in a lump sum or in five or ten substantially equal, annual installments, commencing on the date or dates selected by the Plan's participants.

No amounts were expensed under this Plan in the accompanying statements of operations for 2003 or 2002.

Stock option plan:

The 2001 Plan provides that 71,524 shares of the Company's common stock will be reserved for the granting of both incentive stock options (ISO) and non-qualified stock options (NQSO) to purchase these shares. At December 31, 2003, there were 4,694 shares reserved for future grants under this plan. The exercise price per share shall not be less than the fair market value of a share of common stock on the date on which such options were granted, subject to adjustments for the effects of any stock splits or stock dividends, and may be exercised immediately upon being granted.

There were no options granted in 2003 and 2002 and 67,130 were granted in 2001. The fair value of the options granted in 2001 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,	*2001*
Dividend yield	2.5%
Expected volatility	10.00%
Risk free interest rate	4.57%
Expected life, in years	10
Weighted-average fair value of options granted during the year	$3.50

The following is a summary of transactions in the Plan during the years ended December 31, 2003 and 2002.

	Options Issued And Outstanding	*Weighted-Average Exercise Price*
Balance at December 31, 2001	67,130	$20.00
Exercised	—	—
Terminated	—	—
Granted	—	—
Balance at December 31, 2002	67,130	$20.00
Exercised	—	—
Terminated	300	20.00
Granted	—	—
Balance at December 31, 2003	66,830	$20.00

At December 31, 2003 and 2002, the 66,830 and 67,130 options issued and outstanding, respectively, had exercise prices, weighted-average remaining contractual lives and were exercisable as follows:

December 31,	2003	2002
Exercisable options:		
Options outstanding	**68,830**	40,278
Weighted-average price	**$20.00**	$20.00
Weighted-average remaining contractual life (months)	**94**	106

December 31,	2003	2002
Unexercisable options:		
Options outstanding	—	26,852
Weighted-average price	—	$20.00
Weighted-average remaining contractual life (months)	—	106

NOTE 10. Income taxes:

Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002 were as follows:

(dollars in thousands)	2003	2002
Deferred tax assets:		
Net operating loss	**$390**	$696
Organizational costs	**52**	71
Provision for loan losses	**331**	162
Other	**1**	—
Total deferred tax assets	**774**	929
Deferred tax liabilities:		
Unrealized gain on securities available for sale	**(8)**	(63)
Depreciation	**(17)**	(19)
Total deferred tax liabilities	**(25)**	(82)
Valuation allowance for deferred tax assets	**(757)**	(910)
Net deferred tax liabilities	**$ (8)**	$ (63)

The decrease in the valuation allowance for deferred tax assets of $153,000 in 2003, reflects the tax benefits realized when a portion of the Company's net operating loss carryforward was used to offset income that would otherwise have been taxed.

A reconciliation of the maximum statutory income tax to the provision for income taxes included in the statements of operations for the years ended December 31, 2003 and 2002 is as follows:

(dollars in thousands)	2003	2002
Income (loss) before income tax	**$430**	$(1,487)
Tax rate	**34%**	34%
Income tax at statutory rate	**146**	(506)
Increases (decreases) in tax resulting from:		
Valuation allowance	**(153)**	573
State income taxes, net of federal income tax benefit	**18**	(69)
Other	**(11)**	2
	$ —	$ —

Significant components of the provision for income taxes attributable to continuing operations for the years ended December 31, 2003 and 2002 is as follows:

(dollars in thousands)	2003	2002
Taxes currently payable	**$—**	$—
Deferred tax liabilities (benefits)	**—**	—
Total	**$—**	$—

The Company has a net operating loss carryforward of $1,023,000 at December 31, 2003 expiring on December 31, 2022, available to offset any future taxable income.

NOTE 11. Noninterest Expenses:

Noninterest expenses included in the statements of operations for the years ended December 31, 2003 and 2002 include the following:

(dollars in thousands)	2003	2002
Salaries	**$1,889**	$1,977
Deferred personnel costs	**(135)**	(165)
Payroll taxes	**141**	142
Employee insurance	**84**	71
Other employee benefits	**55**	38
Depreciation	**183**	171
Rent	**198**	177
Utilities	**64**	52
Repairs and maintenance	**91**	53
ATM expenses	**45**	37
Other occupancy and equipment expenses	**41**	25
Postage and supplies	**44**	52
Data processing	**244**	159
Advertising and promotion	**117**	79
Audit fees	**52**	50
Legal	**39**	15
Insurance	**47**	28
Consulting	**41**	49
Courier	**28**	27
Other	**126**	71
	$3,394	$3,108

NOTE 12. Shareholders' Equity:

Restrictions on Dividends:

The amount of dividends that the Bank can pay to Bancorp without approval from the Federal Reserve Board is limited to its net profits for the current year plus its retained net profits for the preceding two years. Under Maryland law, dividends may be paid without approval from the Department of Financial Institutions only out of undivided profits. Therefore, no dividends will be paid until the Bank has become profitable, eliminates the deficit in retained earnings, and meets all regulatory capital requirements.

Restrictions on lending from subsidiary to parent:

Federal law imposes certain restrictions limiting the ability of the Bank to transfer funds to Bancorp in the forms of loans or advances. Section 23A of the Federal Reserve Act prohibits the Bank from making loans or advances to the Parent Company in excess of 10 percent of its capital stock and surplus, as defined therein. There were no material loans or advances outstanding at December 31, 2003.

Capital:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Once the Company has consolidated assets in excess of $150 million, it will be subject to capital requirements comparable to those applicable to the Bank.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). In addition, since the Bank is a new financial institution, it is required by the Federal Reserve Bank to maintain a 9.0% Tier 1 capital to average asset ratio (leverage ratio) until October 2004. Management believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2003.

As of December 31, 2003, the most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2003 and December 31, 2002 are presented in the following tables:

As of December 31, 2003	*Actual*		*For Capital Adequacy Purposes*		*Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions*	
(dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Total Capital (to Risk-Weighted Assets):						
Bank	$13,718	12.92%	$8,494	8.00%	$10,617	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Bank	$12,733	11.99%	$4,247	4.00%	$6,370	6.00%
Tier 1 Capital (to Average Assets):						
Bank[1]	$12,733	10.43%	$4,885	4.00%	$6,107	5.00%

As of December 31, 2002	*Actual*		*For Capital Adequacy Purposes*		*Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions*	
(dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Total Capital (to Risk-Weighted Assets):						
Bank	$12,878	18.22%	$5,656	8.00%	$7,070	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Bank	$12,265	17.35%	$2,828	4.00%	$4,242	6.00%
Tier 1 Capital (to Average Assets)[1]:						
Bank	$12,265	13.19%	$3,720	4.00%	$4,650	5.00%

[1]The Bank is required to have a Tier 1 Capital to Average Assets Ratios of only 4.00% and 5.00% for Capital Adequacy Purposes and to be Well Capitalized Under Prompt Corrective Action Provisions, respectively. However, under the approval received from the Federal Reserve Bank, the Bank is required to maintain a minimum Tier 1 Capital to Average Assets Ratio of 9.00% until October 2004. At December 31, 2003, and December 31, 2002, the level of Tier 1 Capital required to meet the 9% requirement totaled $10,992,000 and $8,369,000, respectively.

NOTE 13. Fair value of financial instruments:

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair values of the Company's financial instruments are as follows:

	December 31, 2003		*December 31, 2002*	
(dollars in thousands)	***Carrying Amount***	***Fair Value***	*Carrying Amount*	*Fair Value*
Financial Assets				
Cash and cash equivalents	**$ 17,549**	**$ 17,549**	$19,948	$ 19,948
Investment securities	**16,558**	**16,558**	22,203	22,203
Net loans	**95,044**	**96,978**	57,656	60,086
Total financial assets	**$129,151**	**$131,085**	$99,807	$102,237
Financial Liabilities				
Deposits	**$117,491**	**$118,728**	$88,409	$ 89,457
Short-term borrowings	**120**	**120**	200	200
Total financial liabilities	**$117,611**	**$118,848**	$88,609	$ 89,657

The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of December 31, 2003:

Cash and cash equivalents:

The fair value of cash and cash equivalents is estimated to approximate the carrying amounts.

Investment securities:

Fair values are based on quoted market prices, except for certain restricted stocks where fair value equals par value.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Each portfolio is further segmented into fixed and adjustable rate interest terms by performing and non-performing categories.

The fair value of performing loans is calculated by discounting estimated cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated cash flows do not anticipate prepayments.

Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented for loans would be indicative of the value negotiated in an actual sale.

Deposits:

The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Short-term borrowings:

The fair value of short-term borrowings is determined using rates currently available to the Company for debt with similar terms and remaining maturities.

NOTE 14. Transactions with Related Parties:

Loans:

In the normal course of banking business, loans are made to officers and directors of the Company, as well as to their associates. Such loans are made in the ordinary course of business with substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. They do not involve more than normal risk of collectability or present other unfavorable features. An analysis of the activity during 2003 is as follows:

(dollars in thousands)	
Balance, December 31, 2002	$1,420
New loans	722
Repayments	(102)
Balance, December 31, 2003	$2,040

Consulting agreement:

On January 2, 2002, the Company entered into a consulting contract with a shareholder and director. This agreement engages the shareholder and director to devote his efforts to assist with facilities management, Company expansion and other projects as directed by the Company's President and will expire on December 31, 2006.

As compensation for his services under this agreement, the shareholder and director will be paid at a rate not to exceed $35,000 per year, or $175,000 over the agreement's term.

The accompanying statements of operations for the years ended December 31, 2003 and 2002 include $35,000 for each year from consulting expenses related to this Agreement.

Lease agreement:

The Company entered into a lease on July 2003 for approximately 3,800 square feet of office space owned by a partnership consisting of three shareholders/directors. The lease term commenced on July 10, 2003 and will expire on July 10, 2008. Pursuant to this lease, monthly payments of $3,715 are required during the first twelve months. Subsequent twelve-month periods are subject to a five percent increase thereafter.

NOTE 15. Commitments and Contingencies:

Financial instruments:

In the normal course of business, there are outstanding commitments, contingent liabilities and other financial instruments that are not reflected in the accompanying financial statements. These include commitments to extend credit and standby letters of credit, which are some of the instruments used by the Company to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. These commitments as of December 31, 2003 and 2002 were as follows:

(dollars in thousands)	***2003* Contractual Amount**	*2002 Contractual Amount*
Financial instruments whose notional or contract amounts represent credit risk:		
Commitments to extend credit	**$17,495**	$12,981
Standby letters of credit	**2,068**	1,543
Total	**$19,563**	$14,524

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Certain commitments have fixed expiration dates, or other termination clauses, and may require payment of a fee. Many of the commitments are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; accounts receivable; inventory; property and equipment; personal residences; income-producing commercial properties and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral and obtains personal guarantees supporting those commitments for which collateral or other security is deemed necessary.

NOTE 16. Frederick County Bancorp, Inc. (Parent Company) condensed financial information:

Balance Sheet

(dollars in thousands)	*December 31,* **2003**	*2002*
Assets:		
Cash	**$ 12**	$ —
Investment in subsidiaries	**12,746**	12,365
Other assets	**70**	—
Total assets	**$12,828**	$12,365
Liabilities and Shareholders' Equity		
Short-term borrowings	**$ 120**	$ —
Total liabilities	**120**	—
Common stock	**7**	7
Additional paid-in capital	**14,617**	14,617
Retained earnings (deficit)	**(1,929)**	(2,359)
Accumulated other comprehensive income	**13**	100
Total shareholders' equity	**12,708**	12,365
Total liabilities and shareholders' equity	**$12,828**	$12,365

Statement of Income

(dollars in thousands)	*December 31,* **2003**	*2002*
Expenses	**$ 37**	$ —
Loss before provision for income taxes and equity in undistributed earnings (loss) of subsidiaries	**(37)**	—
Provision for income taxes (benefits)	**—**	—
Loss before equity in undistributed earnings (loss) of subsidiaries	**(37)**	—
Equity in undistributed (loss) of subsidiaries	**467**	(1,487)
Net income (loss)	**$ 430**	$(1,487)

Statement of Cash Flow

(dollars in thousands)	*December 31,* **2003**	*2002*
Cash flows from operating activities:		
Net income (loss)	**$ 430**	$(1,487)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Equity in undistributed earnings (loss) of subsidiary	**(467)**	1,487
Increase in other assets	**(71)**	—
Net cash used in operating activities	**(108)**	—
Cash flows from financing activities:		
Proceeds from short-term borrowings	**120**	—
Net cash provided by financing activities	**120**	—
Net increase in cash	**12**	—
Beginning cash	**—**	—
Ending cash	**$ 12**	$—

NOTE 17. Quarterly results of operations (unaudited):

The following is a summary of the Company's unaudited quarterly results of operations:

(dollars in thousands, except per share amounts)	*2003* *December 31,*	*September 30,*	*June 30,*	*March 31,*
Interest income	$1,566	$1,396	$1,330	$1,210
Interest expense	364	366	379	370
Net interest income	1,202	1,030	951	840
Provision for loan losses	105	105	105	105
Net securities gains	—	—	—	34
Income before income taxes	229	132	65	4
Net income	229	132	65	4
Basic earnings per share	0.31	0.18	0.09	0.01
Diluted earnings per share	0.30	0.18	0.09	0.01

(dollars in thousands, except per share amounts)	*2002* *December 31,*	*September 30,*	*June 30,*	*March 31,*
Interest income	$1,137	$948	$665	$397
Interest expense	383	343	234	142
Net interest income	754	605	431	255
Provision for loan losses	107	150	125	139
Loss before income taxes	(295)	(251)	(399)	(542)
Net loss	(295)	(251)	(399)	(542)
Basic and diluted loss per share	(0.33)	(0.19)	(0.84)	(1.14)

Independent Auditor's Report

To the Shareholders and Board of Directors
Frederick County Bancorp, Inc.
Frederick, Maryland

We have audited the accompanying consolidated balance sheets of Frederick County Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frederick County Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

January 30, 2004
Frederick, Maryland

Market for Common Stock

The Company's Common Stock is not traded on any organized exchange or on the Nasdaq National Market or the Nasdaq Small Cap Market. As of December 31, 2003, two market makers offered to make a market in the Common Stock in the over the counter "bulletin board" market under the symbol "FCBI". The Common Stock has traded only sporadically and in limited volume. No assurance can be given that an active or established trading market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the Common Stock during each calendar quarter for 2003 and 2002. These quotations reflect interdealer prices, without retail markup, markdown or commission, and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market values of the Common Stock. Information for periods prior to the Fourth Quarter of 2003 reflect information for the common stock of the Bank. As of December 31, 2003, there were 727,576 shares of Common Stock outstanding, held by approximately 677 shareholders of record. The Company has not paid any dividends to date. The ability of the Company to declare and pay dividends is limited by federal and state law and regulation. Please refer to Note 12 to the financial statements included in this report for additional information.

	2003		*2002*	
Quarter	*High Bid*	*Low Bid*	*High Bid*	*Low Bid*
First	$24.30	$24.25	$21.00	$20.00
Second	$25.30	$24.35	$22.00	$21.00
Third	$27.00	$25.30	$22.75	$21.00
Fourth	$31.25	$27.00	$24.25	$22.75

Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Availability of 10-KSB Report

The annual report on Form 10-KSB filed with the Securities and Exchange Commission is available without charge upon written request to :

William R. Talley, Jr., Executive Vice President and Chief Financial Officer
Frederick County Bancorp, Inc.
7 North Market Street
Frederick, Maryland 21701

The following brokers are registered as market makers of Frederick County Bancorp, Inc. Common Stock:

Ferris Baker Watts, Inc.
365 W. Patrick Street
Frederick, MD 21701
301-662-6488

Koonce Securities, Inc.
6550 Rock Spring Drive, Suite 600
Bethesda, MD 20817
1-800-368-2806

Annual Meeting of Shareholders

Tuesday, April 13, 2004 - 7:00 p.m.
Holiday Inn at Francis Scott Key Mall
I-270 & Rt. 85
Frederick, MD 21703

Profile

Frederick County Bancorp, Inc. is a one-bank holding company organized under the laws of the State of Maryland. Frederick County Bank, a state-chartered commercial bank under the laws of the State of Maryland was chartered in August 2000, and commenced operations in October 2001. The Bank is engaged in a general commercial and retail banking business serving individuals and businesses in Frederick County, Maryland. The deposits of the Bank are insured by the FDIC. Frederick County Bancorp, Inc. trades under the symbol "FCBI."

Principal Affiliate

Balance Sheet

	December 31, 2003			
(dollars in thousands)	*Assets*		*Liabilities and Equity*	
Frederick County Bank	Cash and due from banks	$ 5,619	Total deposits	$117,503
30 West Patrick Street	Earning assets	124,517	Accrued interest and other liabilities	316
Frederick, MD 21701	Allowance for loan losses	(985)		
301-620-1400	Other assets	1,414	Shareholders' equity	12,746
Two Offices	Total assets	$130,565	Total liabilities and shareholders' equity	$130,565
	Net income	$467		

Board of Directors

Emil D. Bennett
President/Owner; Rock Creek Realty

John N. Burdette*
Chairman of the Board
Principal; Offutt, Horman and Burdette, P.A.

J. Denham Crum
President; Crumland Farms, LLC

George E. Dredden, Jr.
President; GED, Inc.

William S. Fout
President; William S. Fout, Inc.

William J. Kissner
Co-owner; Miscellaneous Metals, Inc.

Martin S. Lapera*
President and Chief Executive Officer

Kenneth G. McCombs
Co-owner; Miscellaneous Metals, Inc.

Farhad Memarsadeghi
President/Owner; Admar Construction, Inc.

Raymond Raedy*
Vice Chairman and Secretary of the Board
Investor/Business Owner

Ramona C. Remsberg
Former President and Director; FCNB Bank

** Titles are both Frederick County Bancorp, Inc. and Frederick County Bank*

Frederick County Bancorp, Inc. Officers

Chairman of the Board
John N. Burdette

Vice Chairman & Secretary
Raymond Raedy

President & Chief Executive Officer
Martin S. Lapera

Executive Vice President & Chief Financial Officer
William R. Talley, Jr.

Frederick County Bank Officers

President & Chief Executive Officer
Martin S. Lapera

Executive Vice President & Chief Financial Officer
William R. Talley, Jr.

Senior Vice Presidents
Jay M. House
Terrence P. Lee
Fern W. Mercer
Craig P. Russell
Wanda S. Shade

Vice Presidents
Lori C. Cromwell
Richard A. Davies
Denise Guyton-Gaither
Daniel A. King
Lee Anne Little
Crystal L. Wiles
Joseph A. Wolf
Wendy L. Wotring

Assistant Vice Presidents
Mary K. Barry
Michael S. Burrier

Deposits Operations Specialist Officer
Barbara A. Biddinger

Loan Operations Specialist Officer
Anjeannette R. Hurley

Retail Lending Officer
Jewell A. Kemp

Branch Officer, Assistant Branch Manager
Charlene F. Kerns

Corporate Headquarters
30 West Patrick Street
Frederick, MD 21701
301-620-1400

Frederick County Bank Locations
Patrick Center
30 West Patrick Street
Frederick, MD 21701

Antietam Center
1595 Opossumtown Pike
Frederick, MD 21702

Administrative Office
7 North Market Street, 2nd Floor
Frederick, MD 21701

24-Hour Telephone Banking
1-877-236-1485

Internet
www.frederickcountybank.com

Customer Service
301-620-1400
1-866-322-2563

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FREDERICK COUNTY
BANCORP, INC.

P.O. Box 1100 • Frederick, Maryland 21702-0100
(301) 620-1400
www.frederickcountybank.com